RESPONSE / DATREND SUPPLY AGREEMENT

     THIS AGREEMENT effective this 2nd day of July, 2005, between Response Biomedical Corp., a company incorporated in the Province of British Columbia, and having a principal place of business at 8081 Lougheed Highway, Burnaby, B.C. (hereinafter referred to as “Company”), and Datrend Systems, Inc., a company incorporated in the Province of British Columbia, and having a principal place of business at Unit #1 - 3531 Jacombs Road, Richmond, B.C. (hereinafter referred to as “Manufacturer”). This Manufacturing/Supply Agreement and the exhibits attached hereto are collectively referred to as the “Agreement”.

     WHEREAS, the Company has obtained and/or developed know-how, technologies and other trade secrets relating to the manufacture and production of certain Products (defined below); and

     WHEREAS, the Company desires to disclose such know-how, technologies and trade secrets to the Manufacturer and to have Products manufactured and supplied by the Manufacturer on a non-exclusive basis; and

     WHEREAS, the Manufacturer desires to handle, store and/or process the materials necessary to produce the Products, and to manufacture, process, handle and/or store the Products in accordance with the terms and conditions hereof;

     NOW, THEREFORE, in reliance on the foregoing, and in consideration of the mutual covenants set forth herein and other good and valuable consideration, the Company and the Manufacturer hereby agree as follows:

     1. AGREEMENT TO PURCHASE AND SELL. Company agrees to purchase, and

Manufacturer agrees to sell, under the terms and conditions contained herein and in Manufacturer’s written quotations to Company, certain electronic assemblies and such other products as may be mutually designated from time to time (“Products”).

     2. PRODUCTION. Manufacturer agrees to perform all necessary services at its facility in

Richmond, B.C. (hereinafter referred to as “Plant”) and to provide all necessary facilities, equipment, and production materials to manufacture, test, package for transit and ship the Products to the Company. Manufacturer shall not subcontract any aspect of its obligations related to assembly, testing or quality control of the Product as described herein without the prior express written permission of the Company.

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Manufacturer further agrees to maintain its quality system to the following standards:

i)	Registration to ISO 13485; and,

ii)	US FDA Quality System Regulation (21CFR820) including establishment registration,

     Manufacturer shall inform the Company promptly of any action taken against the Manufacturer in relation to the Products by any government agencies or authorities responsible for administering the aforementioned standards. The Company agrees to promptly inform Manufacturer if it learns of any Government regulations that may impact the Products’ acceptability by these agencies and/or authorities.

     The Company agrees that the classification of all the Products covered by this Agreement shall not exceed Class I Medical Devices (US FDA classification). Manufacturer shall handle Products and components thereof in accordance with the Company Specifications and shall observe good manufacturing practices related to the segregation of Products, sub-assemblies, and components as well as the activities pertaining to their processing so as to minimize the risk of mix-ups or errors. Manufacturer shall maintain traceability by Product serial number of key sub-assemblies and components as required by the Company Specifications.

     The parties shall mutually ensure that the manufacturing processes used at the Manufacturer can be practically implemented and reasonably expected to meet the demand. Notwithstanding the generality of the foregoing, Manufacturer is not to implement any major changes to its manufacturing facility that may affect the manufacture or delivery of the Products, without advising the Company in advance. In addition, Manufacturer is not to implement any changes to the Products, Components, or documented processes without obtaining prior written approval of the Company through its established Change Control procedure.

     3. SPECIFICATIONS.

     i) Company Specifications. Manufacturer shall provide all services pertaining to the manufacturing of the Products in strict accordance with the instructions and specifications established by the Company’s Device Master Record (hereinafter referred to as the “Company Specifications”). Company Specifications shall be in compliance with all applicable laws and regulations and may be changed or amended by the Company to reflect changes in the Products by following the Company’s established Change Control procedures. The Company shall endeavor to provide Manufacturer as much advance notice as possible of such changes and the parties shall in good faith agree upon a schedule to

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implement such changes as soon as possible. However, the Company Specifications may not be amended without the consent of Manufacturer if the effect of such amendment would require additional investment by Manufacturer in capital equipment, inventory, component design or other resources. The Company shall compensate Manufacturer in the event that implementation of changes approved or requested by the Company a) renders Manufacturer’s inventory obsolete or, b) causes cancellation of any Company approved long term purchase commitments made by Manufacturer to meet unit pricing requirements, at terms to be negotiated as part of the change approval.

     4. COMPANY MOLDS AND TOOLING. The Company shall be responsible for supplying the Manufacturer with any injection-molded parts from the Company’s certified molds and tooling for use in the manufacture of any Component Parts necessary for the production of the Products. Title and ownership of such molds and tooling remain the property of the Company.

     5. MANUFACTURING RECORDS. Manufacturer shall deliver to the Company any production and/or testing records, as the Company shall reasonably require, and which may be reasonably available from Manufacturer. Not withstanding the above, all Manufacturing records for the Products shall be retained by the Manufacturer for a period of not less than ten years.

     6. ORDERING AND DELIVERY OF PRODUCTS.

     i) The purchase of Products pursuant to this Agreement shall be effected by the Company’s issuance of Purchase Orders to the Manufacturer. Such Purchase Orders shall include the descriptions, part numbers, revision levels, unit quantities, applicable prices, and desired Delivery Dates of all Products. All Purchase Orders issued pursuant to this Agreement are subject to acceptance by Manufacturer. Manufacturer shall use its best efforts to meet the delivery dates specified on Company’s Purchase Orders, however Manufacturer will not be held responsible for shipment delays caused by factors outside its control, including failure of Company to supply proprietary components pursuant to Section 4 in a timely manner, or for delays related to component availability due to allocation or lead-time issues.

     ii) At the time of signing of this Agreement, Company shall place an initial Purchase Order with Manufacturer covering their Product requirements for the first 90 days under this Agreement. At the end of the first thirty (30) days under this Agreement, and at the end of each month thereafter, Company shall issue new Purchase Orders to Manufacturer which cover Company’s requirements for the third

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succeeding month, if any, so that firm Purchase Orders will be in place at all times for the current month and at least the two (2) succeeding months.

     iii) All Purchase Orders placed by Company are firm, non-cancelable and non-returnable. All requests to reschedule deliveries for ordered Products shall be made by Company in writing at least thirty (30) days before the originally scheduled shipping date(s) of Products which would be affected by the rescheduling, and shall delay shipments of such Products for not more than thirty (30) days unless otherwise agreed to by Manufacturer in writing. Company may request in writing other changes to Purchase Orders placed with Manufacturer, in which case Manufacturer shall advise Company of any changes in price or other terms which Manufacturer may require in order to grant the requested Purchase Order changes. Such changes shall become effective only upon written agreement by both parties which incorporates the agreed upon price and/or terms of the changes.

     iv) Product shall be picked up at the loading dock of the Manufacturer during normal business hours of the Manufacturer (8 a.m. to 4 p.m. PST, Monday to Friday, excluding statutory holidays in British Columbia) unless special arrangements are agreed to by the Manufacturer in writing. The Product may also be shipped to the Company if agreed to in advance by the Manufacturer in writing. Title and Risk of Loss of the Products shall transfer to Company at the point and time of release of a shipment by Manufacturer.

     7. PRICES & PAYMENT TERMS.

     i) Prices for all Products are set forth in Manufacturer’s written quotations and are exclusive of any and all duties, taxes and transportation charges, which shall be the responsibility of the Company.

     ii) Unless Company notifies Manufacturer of some defect or deficiency in any Products within 30 days of its receipt of such Products, Company will be deemed to have accepted the Products.

     iii) The Manufacturer shall invoice the Company for Product in accordance with the terms specified in the corresponding Purchase Order. In the event that the Company disputes any invoiced charge, both parties agree to use best efforts to resolve the dispute in a timely fashion. Company agrees to pay all undisputed amounts within thirty (30) days of the invoice date and not to deduct for Products returned to Manufacturer for repair. Manufacturer agrees to use commercially reasonable efforts to repair and/or replace any returned Products within ten (10) working days of its receipt of such Products provided

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that sufficient information has been provided by Company concerning the nature and extent of such defect to enable Manufacturer to make such repairs.

     8. WARRANTIES. Manufacturer covenants that all Products which Manufacturer manufactures, packs and handles and any packing supplies, or components which the Manufacturer furnishes shall strictly conform to the Company Specifications as referenced in Section 3 (Specifications).

     Unless specifically modified and agreed to in writing on the Purchase Order, Manufacturer shall be responsible for all Products and Components that do not meet such Specifications for a period of (12) months from initial delivery of the Product by the Company to their customer facility, but not more than fifteen (15) months from the date the Product is accepted or deemed to have been accepted by the Company (“Warranty Period”). Manufacturer makes no other representation, guarantee or warranty, whether express or implied, with respect to the Products, including but not limited to, fitness for a particular purposes or merchantability and will in no event be liable for any indirect, consequential, incidental, special, aggravated or punitive damages or losses, including any loss of profits, arising from any defect, error or failure to perform, even if Manufacturer has been advised of the possibility of such damages or losses. Further, Manufacturer’s total liability to Company under this Agreement, regardless of the form of action, whether based on contract, tort or otherwise, including negligence will not exceed the amount received by Manufacturer from the Company in the immediately preceding two (2) years, for services rendered by Manufacturer.

     The Company shall be responsible for shipping costs to return Product to the Manufacturer for warranty evaluation/repair. Company shall obtain a Return Materials Authorization (RMA) number prior to return of any Product. Product returned to the Manufacturer for warranty evaluation / repair shall be repaired or exchanged at Manufacturer’s sole discretion. Manufacturer shall be responsible for shipping costs to return Products to the Company following warranty repair. Out of warranty repairs will be on a time and materials basis.

     9. LICENSES. Manufacturer enters this Agreement with the licenses and permits necessary at the time of signing, to manufacture and sell Products in North America. Manufacturer does not warrant having licenses or permits for any other country, however Manufacturer will cooperate with the Company in the event additional licenses or permits are required. Reasonable costs associated with seeking and/or obtaining additional licenses or permits required to sell Product outside of North America shall be born by the Company. Manufacturer shall provide Company with advanced notice in writing if, for any reason, Manufacturer does not intend to renew an existing license.

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     10. RECALL POLICY. The Company shall have the right to recall any Product which the Company has reason to believe may not comply with the Company and/or Government Specifications, regardless of whether the Product may be harmful to the public. Such recalls shall be in accordance with the Company’s procedures. Manufacturer shall assist the Company by providing such information as it may have available to implement such recall, at no expense to the Company, provided the recall is caused by a manufacturing defect within the Warranty Period. Other losses or costs associated with recalls shall be determined subject to Section 13 (Indemnifications). Upon notice to do so from the Company, whether oral, by fax, or by electronic mail, Manufacturer shall immediately suspend production of Products that are the subject of the recall until further notice from the Company. Any oral, fax, or electronic mail recall notification shall be confirmed in writing pursuant to Section 21(e) (Notice) within forty-eight (48) hours of the oral, fax, or electronic mail notification.

     Should the Manufacturer come by any information during the term of this Agreement which would reasonably lead it to believe that the Products have a manufacturing defect and may not comply with the Company Specifications, regardless of whether the Product may be harmful to the public, the Manufacturer shall immediately inform the Company of such details and shall assist the Company in determining appropriate corrective actions, including any recalls, if required.

     11. COMPANY INSPECTIONS. Upon reasonable advance notice, and at no expense to Manufacturer, representatives of the Company, and pertinent regulatory agencies shall have reasonable access to, and may inspect the Plant and any other facilities where components, Products, and production records are produced and/or stored. Manufacturer may charge Company reasonable expenses for time and/or materials associated with Company inspections, such costs to be agreed upon in advance.

     12. PRODUCT VERIFICATION. Upon reasonable advance notice and provided that there is no additional cost to the Manufacturer, the Company shall have the right to establish methods and procedures for verification and release of Product at the Manufacturer’s premises. Manufacturer may charge Company reasonable expenses for time and/or materials associated with Product verification activities performed by the Manufacturer on behalf of the Company in this regard.

     13. INDEMNIFICATIONS.

     i) Manufacturer’s Indemnification of the Company. Manufacturer shall defend, indemnify and hold the Company, its officers, directors, employees, agents and affiliates harmless from and against any and all complaints, demands, claims, suits, liabilities, judgments, losses, damages, costs or expenses

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(including reasonable attorneys’ fees and costs, whether incurred for the Company’s primary defense or for the Company’s enforcement of its indemnification rights hereunder) brought by a third party during the Warranty Period for injury suffered by such third party as a result of the Product being manufactured by Manufacturer in contravention of the material terms of the Company Specifications or any written instructions of the Company given pursuant to a Change Order. Manufacturer’s obligations hereunder shall survive the termination or expiration of this Agreement. This indemnity will be in addition to any other rights and remedies to which the Company may be entitled by law or equity. For the purposes of this Section 13, “affiliates” shall mean any entity which, directly or indirectly, owns or is owned by any other entity to the extent of greater than fifty percent (50%) of the stock or other equity interest thereof.

     ii) Company’s Indemnification of the Manufacturer. Except as stated in Section 13 (i) above, the Company shall defend, indemnify and hold Manufacturer, its officers, directors, employees, agents and affiliates harmless from and against all other complaints, demands, claims, suits, liabilities, judgments, losses, damages, costs, or expenses (including reasonable attorneys’ fees and costs) arising out of or relating to the Products. The Company’s obligations hereunder shall survive the termination or expiration of this Agreement. This indemnity will be in addition to any other rights and remedies to which Manufacturer may be entitled by law or equity.

     iii) Notification and Cooperation. Upon receipt by a party of a complaint, demand, claim, or suit under Section 13(i) or (ii) as the case may be, the party seeking indemnification shall promptly so notify the other party in writing in accordance with section 21(e) (Notice), which notice shall include all circumstances thereof known to the party or its employees or agents. The party seeking indemnification shall (i) have the right to retain separate legal counsel to participate in the defense and settlement of such complaint, demand, claim or suit, at the sole expense of such party, and (ii) reasonably cooperate with the indemnifying party’s investigation and/or defense.

     14. CONFIDENTIALITY OF INFORMATION.

     i) Duty of Secrecy and Confidentiality. Each party hereto agrees to keep strictly secret and confidential all information obtained from the other parties hereto which is indicated to be confidential by said other parties, whether marked confidential or otherwise (the “Confidential Information); provided, however, that information disclosed orally shall be deemed Confidential Information only if the nature or content of the information is set forth in writing to the non-disclosing party within ten (10) business days after disclosure thereof. Company Specifications shall be considered Confidential Information for the purposes of this Agreement.

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     ii) Restriction on Use. The parties hereto agree that they shall not use any Confidential Information for any purpose whatsoever except in the manner expressly provided for, and subject to the limitations and conditions set forth herein. Manufacturer is expressly prohibited from utilizing any Confidential Information obtained from the Company either for its own benefit, or the benefit of others.

     iii) Limitations and Survival of Obligations. The obligations undertaken by the parties hereto pursuant to this Section 14 shall not apply to any information (a) obtained from the other parties hereto which is or becomes generally available to the public, or (b) obtained or developed independently by the receiving party without use of the Confidential Information of the disclosing party, or (c) which is, at the time of disclosure, in the possession of the party to which such information is furnished and is without an obligation of confidentiality, as evidenced by its written records. Either party may disclose Confidential Information to any of its affiliates provided the same agree to be bound by the terms of Section 14. Either party may also disclose Confidential Information if the same is required to be disclosed by law or governmental agencies provided prior written notice is given the non-disclosing party. The obligations set forth in this Section 14, as so limited, shall survive termination of this Agreement and shall remain in effect and be binding on the parties hereto for a period of two (2) years after the termination of this Agreement. Should any party be obligated to a third party to keep certain information confidential beyond that period, the obligation of the parties hereto to maintain secrecy of such information shall continue until the party so obligated to a third party is released by the said third party.

     15. ARBITRATION. All disputes, controversies or differences arising in respect of this Agreement shall be referred to and shall be finally settled by an arbitration held in the City of Vancouver, Province of British Columbia, Canada pursuant to the Rules of British Columbia International Commercial Arbitration Centre (“Rules”) by one arbitrator appointed in accordance with those Rules. In the event the Rules are not operative, the parties agree that the arbitration shall proceed ad hoc and be governed by such rules as the arbitrator may determine.

     16. TRADEMARKS. Except as expressly set out in this Agreement, nothing in this Agreement shall be deemed to constitute or result in an assignment or a license to Manufacturer of any trademarks, other intellectual property or technology and know-how licensed to, or owned by the Company or in the creation of any equitable or other interest therein, or to grant Manufacturer any right to use such trademarks, other intellectual property or technology and know-how licensed to the Company except in the performance of its obligations under this Agreement. Manufacturer agrees never to challenge, or to

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assist in any challenge to, the validity of the Company’s license of the trademarks pursuant to said license agreement.

     17. TERM AND TERMINATION.

     i) The initial term of this Agreement shall be for two (2) years commencing on the effective date hereof, and shall automatically be renewed thereafter for successive one (1) year periods at all anniversary dates thereof unless this Agreement is otherwise terminated pursuant to the provisions of Article 17, subsections ii) or iii).

     ii) This Agreement may be terminated at any time, without cause, by either party upon giving the other party at least ninety (90) days’ prior written notice of their intent to terminate.

     iii) This Agreement may be terminated immediately by either party in the event the other party:

a)	becomes insolvent, or admits in writing its inability to pay its debts; or

b)	ceases to function as a going concern; or

c)
fails to perform any of its material obligations hereunder so as to be in default of this Agreement, and fails to cure such default within ten (10) days after receiving written notice of such default from the other party. Company acknowledges and agrees that non- payment by Company of amounts due and payable will be considered to be a breach by the Company of a material obligation under this Agreement, and that the Manufacturer shall have the right to suspend performance of the services during the Company’s cure period.

     iv) In the event of termination, expiration or non-renewal of this Agreement, Company agrees to be fully responsible for all components, materials, work-in-progress, finished Products and services ordered by Manufacturer, or manufactured by or at the request of Manufacturer, pursuant to either a Purchase Order or a written forecast provided to Manufacturer by Company.

     v) Notwithstanding the foregoing, this Agreement shall remain in full force and effect and shall be applicable to all Purchase Orders or forecasts issued by Company to Manufacturer during the term of this Agreement until any and all obligations of the parties have been fulfilled.

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     18. COMPLIANCE WITH TERMS. In performing its obligations under this Agreement, Manufacturer shall, in addition to meeting the Company Specifications concerning the Products, comply with all other local laws, rules and regulations which may in any way be applicable to the manufacture, packing, and safe handling of the Product.

     19. SURVIVAL OF TERMS. The provisions of Section 5 (Manufacturing Records), Section 8 (Warranties), Section 13 (Indemnifications), Section 14 (Confidential Information), this Section 19 (Survival of Terms) and Section 20 (Miscellaneous) shall survive the termination of this Agreement.

     20. MISCELLANEOUS.

     (a) Applicable Law. The validity, construction and performance of this Agreement shall be governed by and interpreted in accordance with the laws of the Providence of British Columbia, and the laws of Canada applicable therein, without regard to any choice or conflict of laws, rule or principle that will result in the application of the laws of any other jurisdiction. The parties hereby expressly disclaim the application of the Vienna Convention on the International Sale of Goods and the International Sale of Goods Act (British Columbia) for all purposes under this Agreement.

     (b) Governing Language. This Agreement is executed in the English language, which shall be the controlling language, and no translation or restatement of the terms and conditions thereof in any other language will have any effect in the interpretation or application thereof.

     (c) Assignment. This Agreement, and all rights and obligations hereunder, shall not be assigned by either of the parties hereto to any third party without the prior written consent of the other party, and the undertaking in writing by the assignee of the assumption of all of the obligations and duties of the assigning party under this Agreement. Any such permitted assignment shall be subject to and conditioned on the issuance of any governmental validations, authorizations, licenses or rulings then required under applicable law in connections with such assignment.

     (d) Force Majeur. A party hereto shall not be liable to the other party hereto for any loss, injury, delay, damages or other casualty suffered or incurred by the latter due to strikes, riots, storms, fires, explosions, acts of God, war action of any government or any other cause similar thereto which is beyond the reasonable control of the former, and any failure or delay by either party hereto in performance of any of its obligations under this Agreement due to one or more of the foregoing causes shall not be considered a breach of this Agreement.

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     (e) Notices. Except as otherwise provided in this Agreement, all notices required or permitted to be given hereunder shall be in writing and shall be valid and sufficient if hand delivered or dispatched by registered airmail, postage prepaid, to the addresses set forth in the preamble hereof.

TO THE COMPANY:	TO THE MANUFACTURER:

Response Biomedical Corp.	Datrend Systems, Inc.
8081 Lougheed Highway	Unit #1 - 3531 Jacombs Road
Burnaby, B.C. V5A 1W9	Richmond, B.C. V6V 1Z8
Canada	Canada
Attn: Chief Operating Officer	Attn: President

     (f) Relationship of Parties. Nothing herein shall constitute a partnership between the Company and Manufacturer. No party hereto shall have any authority to bind or commit the others to any matter whatsoever.

     (g) Modification of Agreement. This Agreement embodies the entire agreement of the parties with respect to the subject matter hereof and supersedes and cancels any and all prior understandings or agreements, verbal or otherwise, in relation hereto, which may exist between the parties. No oral explanation or oral information by either of the parties hereto shall alter the meaning or interpretation of this Agreement. No amendment or change hereof or addition hereto shall be effective or binding on any of the parties hereto unless reduced to writing and executed by the respective duly authorized representatives of each of the parties hereto.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

RESPONSE BIOMEDICAL CORP.	DATREND SYSTEMS, INC.

By: /s/ Brian Richards	By: /s/ Ron Evans

Title: Chief Operating Officer	Title: President

Date: July 12, 2005	Date: July 14, 2005

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